SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C.

                                 Form U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filing under Section 33(a) of the Public Utility
              Holding Company Act of 1935, as amended (the "Act")


                    East Asia Power Resources Corporation

                      (Name of foreign utility company)

                    El Paso Energy International Company
                           1001 Louisiana Street
                           Houston, Texas  77002

                   (Name and address of filing company)


        Communications regarding this Application should be addressed to the following person:

                               Robert W. Baker
                      El Paso Energy International Company
                            1001 Louisiana Street
                             Houston, Texas   77002
                           Telephone:   (713) 420-7021
                           Facsimile:    (713) 420-2813


                                            ITEM 1

                  State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

                  El  Paso  Energy  International  Company  ("El  Paso"),
             acting on behalf of East Asia Power Resources Corporation, a publicly listed company organized under the laws of the Philippines ("East Asia"), hereby notifies the Commission, pursuant to Section 33(a) of the Act and Rule 57 thereunder, that East Asia and its subsidiaries are foreign utility companies within the meaning of Section 33(a) of the Act. El Paso acquired a portion of the shares of East Asia on February 2, 1999.

             Name and Business Address

                        East Asia Power Resources Corporation
                           20th Floor, OMM-CITRA Condomium
                          San Miguel Avenue, Ortigas Center
                        Pasig City, Metro Manila, Philippines


             Description of Facilities

                  East  Asia,  through   its  subsidiaries,  owns  and/or
             operates power generation facilities in the Philippines and the Republic of China, which are used for the generation and associated transmission and distribution of electric energy for sale to various utilities and to industrial customers (the "Generation Facilities"). In addition, East Asia, through its subsidiaries, owns and operates electric transmission and distribution facilities in the Philippines (the "Transmission Facilities").

             A. Generation Facilities - The Generation Facilities consist of the following facilities:

        (1) East Asia Diesel Power Corporation - This subsidiary of East Asia owns and operates two oil-fired power generating  barges with  an  aggregate  installed capacity of 109 MW. The barges supply power to National Power Corporation ("NPC"), the state-owned generation and transmission utility, pursuant to energy conversion agreements with an initial term expiring on May 31, 1999. The barges have been in operation since 1994 and
             are  located   within  NPC's   primary  load   center  in
             Navotas, Metro Manila.

        (2)  Sunrise   Power  Company Inc.- This  indirect subsidiary of
             East Asia owns and operates a 22.8 MW oil-fired power plant in Mariveles, Bataan in the Philippines. The facility supplies power to Petrochemicals Corporation of Asia-Pacific ("Petrocorp"), a joint venture among Thai Petrochemicals, Chemphil Group and others. Petrocorp purchases power from SPCI pursuant to a 20-year power purchase contract, which commenced July 1997. Payments under the contract are comprised of a fixed capacity fee and an energy fee.

        (3)  Duracom   Mobile   Power   Corporation  -  This   indirect
             subsidiary of East Asia owns and operates two oil-fired power generating barges ("Dura I" and "Dura II") with a total installed capacity of 133 MW. The barges, located in Navotas, Metro Manila, Philippines, supply power to the Manila Electric Company ("Meralco") pursuant to a power purchase agreement with an initial term expiring in February 2006. The barges have been in operation since February 1996.

        (4)  East  Asia  Global  Management -   This  subsidiary of East
             Asia has an indirect 60% interest in Asia Pacific Power, which in turn holds a 51% interest in Taixing Huangqiao Pacific Power Company Limited ("THPPC"). THPPC owns and operates a 24 MW coal-fired power generating facility in Taixing City, Jiangsu Province, in the Peoples Republic of China. The plant commenced operations in October 1996 and the power generated by the facility is supplied to the local power bureau in Jiangsu Province under a 20-year power purchase agreement.

        (5)  East  Asia Utilities Corporation - East  Asia  has an option
             to acquire the shares of East  Asia   Utilities Corporation.
             This company  commissioned  a   50 MW oil- fired  generating
             facility  (the "Mactan Project")  on  May  25, 1998  in  the
             Mactan Export Processing Zone in Cebu. The  plant   supplies
             power to  the   Mactan   Export  Processing  Zone  Authority
             ("MEPZA")   and  the   Visayan  Electric   Company  ("VECO")
             under contracts  with initial  terms  of  15  years  and  10
             years,  respectively  (the "MEPZA  PPA"   and  "VECO  PPA").
             Pursuant to the MEPZA PPA, MEPZA will purchase its entire power requirement from EAUC. Pursuant to the VECO PPA, after meeting MEPZA's power demand, VECO will take residual
             power from  the   Mactan   Project.    East  Asia  Utilities
             Corporation    also   owns   80%  of   Cebu  Private   Power
             Corporation ("CPPC"), which owns and operates a new  73   MW
             (10 x 7.3 MW) diesel-fired power facility in   Ermita,  Cebu
             under a build-operate-transfer arrangement with VECO. The plant commenced commercial operations of all units by the end
             of  1998.   Power generated is sold to VECO  under a 15-year
             power supply contract. East Asia has the option to buy back all or part of the shares in EAUC during a period commencing March 20, 1999 and ending March 20, 2000.

             B.   Transmission   Facilities   -   The   Transmission
             Facilities consist of the following facilities owned by an indirect partially owned subsidiary of East Asia, called San Fernando Electric Power and Light Company Inc. ("SFELAPCO"). SFELAPCO is the franchise holder for the distribution of electricity, light and power in San Fernando, Pampanga in the Philippines.


             Ownership

                  The ownership of East Asia is as follows:

                  (a) El Paso Philippines Holding Company Inc. ("EPPH"), a corporation organized and existing under the laws of the Philippines, owns 389,357,250 of the issued and outstanding shares of East Asia, representing approximately 46% of the ownership interest in East Asia. EPPH is wholly-owned subsidiary of EPEC Nederland Holding B.V. ("EPEC"), a company organized under the laws of the Netherlands. EPEC is a wholly-owned indirect subsidiary of El Paso, a company organized under the laws of Delaware. El Paso is an indirect wholly owned subsidiary of El Paso Energy Corporation, a publicly listed corporation organized under the laws of Delaware. Among others, El Paso Energy Corporation owns the shares of El Paso Natural Gas Company and Tennessee Gas Pipeline Company, which are both subject to regulation by the Federal Energy Regulatory Commission as interstate natural gas pipelines.

                  (b) The remainder of the issued  and outstanding shares
                      of East Asia are held by the following shareholders (as of January 31, 1999):

                       Shareholder Shares Held

                       Filinvest Dev. Corp.    215,276,750

                       PCD Nominee             123,325,540

                       Victor Chiongbian        40,065,393

                       JMJ Holdings Corp.       21,000,000

                       Others                   56,975,087



                                        ITEM 2

                  State the name of any domestic associate public utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public utility company for its interest in the foreign utility company.

                  As noted above, El Paso Energy International Company is
             an indirect subsidiary of El Paso Energy Corporation, which owns El Paso Natural Gas Company and Tennessee Gas Pipeline Company. Some of the assets of El Paso Natural Gas Company and Tennessee Gas Pipeline Company are subject to regulation by the Federal Energy Regulatory Commission. Neither El Paso Natural Gas Company, Tennessee Gas Pipeline Company nor any of their affiliates are subject to retail rate regulation by any state utility commission. No portion of the purchase price for East Asia was paid by El Paso Natural Gas Company or Tennessee Gas Pipeline Company.

                                      EXHIBIT A

                  State   certifications,  as  required   under   Section
                  33(a)(2) of the Act, have been received from the following state commissions and are attached hereto.

                                        None.



                                      SIGNATURE

                  The  undersigned company has duly caused this statement
             to be signed on its behalf by the undersigned thereunto duly authorized.



                                    EL PASO ENERGY INTERNATIONAL COMPANY



                                   By:/s/ Robert W. Baker
                                     --------------------------------
                                         Robert W. Baker
                                         Vice President and Associate
                                         General Counsel



             Date:  February 8, 1999